October 25, 2006

MEMORANDUM

TO:	Division of Corporation Finance Securities and Exchange Commission

FROM:	KBR, Inc.

RE:	KBR, Inc. Registration Statement on Form S-1 (File No. 333-133302) Response to SEC Staff Supplemental Comment dated October 25, 2006

We are responding to the supplemental comment received from the staff of the Division of Corporation Finance of the Securities and Exchange Commission by letter dated October 25, 2006 regarding our filing referenced above. For your convenience, our response is prefaced by the staff’s comment in italicized text.

We respectfully request that the staff review our response to its supplemental comment at its earliest convenience. Please advise us as of any further comments as soon as possible.

Note 19. Equity Method Investments and Variable Interest Entities

G&I Segment, page F-43

1.	You state that you indirectly own a 45% interest in Aspire Defence, the project company that is the holder of the 35-year concession contract. In addition, you own a 50% interest in each of the two joint ventures that provide the construction and the related support services to Aspire Defence. The project is funded through equity and subordinated debt provided by the project sponsors and the issuance of publicly held senior bonds. The entities that you hold an interest in are considered variable interest entities; however, you are not the primary beneficiary of these entities. Your maximum exposure to project company losses as of June 30, 2006 is limited to your equity investments totaling $4 million and your commitment to fund debt totaling approximately $100 million. Your maximum exposure to construction and operating joint venture losses is limited to the funding of any future losses incurred by those entities. Please provide us with a comprehensive explanation as to how you determined that you were not the primary beneficiary based on the guidance provided by paragraphs 8 through 10 of FIN 46 (R). Please also clarify the following:

•	Tell us whether you or a related entity is a project sponsor that holds equity and subordinated debt to fund the project;

•	Tell us what is meant by project company losses. It is not clear whether you are referring to the losses incurred by Aspire Defence; and

•	Tell us what is meant by construction and operating joint venture losses. It is not clear whether you are referring to the losses incurred by the two joint ventures that provide the construction and related support services to Aspire Defence. Please also clarify whether you are only committed to providing funding to these entities to the extent of your ownership.

RESPONSE: We are supplementally providing, as Annex A to the hard copy of this response, our memorandum dated March 31, 2006 titled “FIN 46 Assessment to the Proposed Allenby & Connaught Project” that was prepared pursuant to the guidance of FASB Interpretation No. 46R, “Consolidation of Variable Interest Entities – An Interpretation of ARB No. 51” and for which we have requested confidential treatment pursuant to Rule 83 of the SEC’s rules and regulations relating to SEC records and information. In addition, we have requested the return of the materials included as part of Annex A pursuant to Rule 418(b) of the Securities Act of 1933, as amended, relating to supplemental materials submitted to the SEC in paper form.

As background, we began the FIN 46 analysis for the Allenby & Connaught project in early 2005 by reviewing preliminary documents and terms of the transactions. We dedicated a team of KBR technical personnel who worked with management, accountants and attorneys for the Allenby & Connaught project team as well as finance and business development personnel for the Government and Infrastructure (G&I) segment. As we reached tentative conclusions, we also consulted extensively with Richard R. Petersen of Financial Reporting Advisors, LLC, an outside advisor whom we use on a regular basis for technical assistance on complex matters such as FIN 46. Throughout the process we shared our analysis, memorandum and conclusions with our outside auditors, KPMG, including their national office. KPMG agreed with our preliminary conclusions. Our process occurred over a two to three month time period reflecting the complexity and the rigor of the analysis.

During the second quarter of 2006, we updated our analysis, memoranda and conclusions based on the actual executed contractual agreements. Our update was led by KBR corporate technical accounting personnel and were supported by the Allenby & Connaught project team and the G&I segment finance personnel. We again consulted with Richard R. Petersen of Financial Reporting Advisors, LLC. Our conclusions and memoranda were again shared with KPMG. Our local KPMG audit team involved their national office in reaching their conclusion. KPMG concurred with our conclusions. Similar to the prior year’s exercise, this update process took place over a two to three month period.

Following is a summary chart of the project entities which we believe is helpful in addressing the staff’s comment about how we reached our conclusion that we were not the primary beneficiary. Our thought process was entity by entity. A more detailed organization chart is included in the attached memorandum.

Following is a summary of the FIN 46 conclusions reached in the attached memorandum:

Aspire Defense Holdings Limited (HoldCo)

HoldCo has a 100% ownership interest in Aspire Defense Limited (ADL), the project company that is the holder of the 35-year concession agreement with the United Kingdom’s Ministry of Defense (MoD) to provide a range of services to the British Army’s garrisons at Aldershot and around the Salisbury Plain in the UK. HoldCo also owns 99.998% ownership interest in Aspire Defense Finance Plc (DebtCo), an incorporated entity that has issued publicly-held senior bonds to fund the construction and services required of the concession agreement. We concluded that HoldCo is a variable interest entity as it does not have sufficient equity at risk to fund its activities without additional subordinated financial support provided by its shareholders. We also concluded that HoldCo does not have a primary beneficiary as none of the variable interest holders absorb the majority of its expected losses or receive the majority of its expected residual returns.

Aspire Defense Limited (ADL)

As noted above, ADL is owned 100% by HoldCo and will subcontract with ADCW for construction services and ADS for services required under the concession agreement with the MoD. The majority of the risks related to providing construction and services have been passed down to ADCW and ADS through the terms of the construction and services subcontracts. We conclude that ADL is a variable interest entity as it does not have sufficient equity at risk to fund its activities without additional subordinated financial support provided by its shareholders through HoldCo. The primary variable interest in ADL is the services subcontract to ADS. We have concluded that the majority of the expected losses of ADL are absorbed through the services subcontract by ADS and therefore, ADS is the primary beneficiary of ADL.

Aspire Defense Construction Works (ADCW)

As mentioned above, ADL has subcontracted the construction required under the concession agreement to an unincorporated joint venture, ADCW. ADCW is owned 50-50% by KBR and Mowlem Plc. ADCW is a variable interest entity because it does not have sufficient equity at risk to fund its activities without additional subordinated financial support provided by its shareholders. KBR and Mowlem Plc are considered to be de facto agent related parties (as defined in paragraph 16 of FIN 46R) as they are restricted from selling, transferring, or encumbering their interests in ADCW without the consent of the other venture partner. We have concluded that Mowlem Plc is more closely associated with ADCW primarily because it provides a larger portion of the construction management and related services to the joint venture than does KBR. In addition, Mowlem has indicated their intention to bid on certain subcontracts let by ADCW and perform construction work for ADCW. KBR has no such intentions. We also believe that the construction activities of ADCW are more closely aligned with Mowlem Plc’s core business. Therefore, we believe that Mowlem Plc is the primary beneficiary of ADCW.

Aspire Defense Services (ADS)

ADL has subcontracted the services required under the concession agreement to an unincorporated joint venture, ADS. ADS is owned 50-50% by KBR and Mowlem Plc. ADS is a variable interest entity because it does not have sufficient equity at risk to fund its activities without additional subordinated financial support provided by its shareholders. KBR and Mowlem Plc are considered to be de facto agent related parties as they are restricted from selling, transferring, or encumbering their interests in ADS without the consent of the other venture partner. We have concluded that Mowlem Plc is more closely associated with ADS primarily because it will provide the critical proprietary systems for the service delivery management and interface with the MoD. Also, Mowlem is involved with existing similar service arrangements with the MoD outside of the Allenby & Connaught project. Therefore, we concluded that Mowlem Plc is the primary beneficiary of ADS.

Aspire Defense Finance Plc (DebtCo)

DebtCo is owned 99.998% by HoldCo that has issued publicly-held senior bonds to fund the construction and services required of the concession agreement. The bonds are non-recourse to the project sponsors and are secured by the assets of ADL. The senior bonds are considered investment grade and is further supported by guarantee insurance provided by Ambac and MBIA. DebtCo is considered a variable interest entity. We have concluded that the debt guarantee insurers would absorb a majority of the expected losses of DebtCo and therefore they are considered the primary beneficiaries of DebtCo.

Finally, the following information is provided to respond to your specific clarifying questions:

o	KBR, Mowlem Plc., and HSBC are the project sponsors owning a 45%, 50%, and 5% ownership interest, respectively, in Aspire Defense Holdings Limited (HoldCo). The project sponsors have invested equity in HoldCo and have committed to fund subordinated debt to HoldCo over a period beginning in 2008 through 2012. The funds invested into HoldCo will be further invested to the other entities to fund the project construction and operations.

o	ADL is considered the “project company” and has the concession agreement with the MoD. As noted above, ADL is a variable interest entity. Our maximum exposure to losses of ADL, the “project company”, is limited to our equity investment and our commitment to fund subordinated debt as described in our footnote disclosure.

o	KBR and Mowlem Plc will provide the construction and services required under the concession agreement through subcontracts held by ADCW (the “construction” joint venture) and ADS (the “operating” joint venture) with ADL (the “project company”) under fixed price arrangements. ADCW and ADS are considered variable interest entities. Any project losses incurred by ADCW and ADS under these subcontracts will be funded by KBR and Mowlem. Therefore, our maximum exposure to loss of the “construction” and “operating” joint ventures is limited to our obligation to fund future losses incurred by those entities.

The attached memorandum references six attachments, A-C and E-F. Due to their voluminous nature, we have not included copies of the Attachments other than Attachment C – “Determination of Primary Beneficiary is a Related Party Group.” Attachment C has been included because it is a integral part of our analysis in determining of the Primary Beneficiary of ADCW and ADS. We can provide copies of all Attachments if so requested by the Staff.

Please contact Darrell Taylor at (713) 229-1313 or Chris Arntzen at (713) 229-1344 of Baker Botts L.L.P. with any questions or comments.

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